August 5, 2011

Ms. Aamira Chaudhry

Division of Corporation Finance

United States Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

RE:	Vitran Corporation Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2011
File Number: 001-32449

Dear Ms. Chaudhry:

We hereby submit the Company’s responses to your comments conveyed in a letter to me dated July 28, 2011 with respect to the above-referenced Form 10-K and 10-Q.

The text of your comments has been included in bold and italics for your convenience, and we have numbered each paragraph below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for the Year Ended December 31, 2010

Item 8 – Financial Statements and Supplementary Data

US SEC August 5, 2011	Vitran Corporation Inc.

Note 1, Significant Accounting Policies – (d) Foreign Currency Translation, page 42

1.	Comment

We note your statement that United States dollar debt of $56.3 million is designated as a hedge of the investment in the United States dollar functional currency operations. Please tell us and revise to disclosure what exactly the hedged item is, what the currency of the hedged item is, and the carrying value of the hedged items at each of the balance sheet dates presented. Additionally, please revise to provide all disclosure required by ASC 815-10-50. Please provide us with your proposed revised disclosure.

Response

The following disclosure will be added to Note 1(p):

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company assesses all hedging relationships to determine whether the criteria for hedge accounting are met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. Effectiveness is assessed on an ongoing basis through the term of the hedge in order to determine if hedge accounting remains appropriate.

The following disclosure will be added to Note 1(d):

The revaluation of United States dollar denominated debt held by an entity with a Canadian functional currency, that hedges the net investment in the Company’s U.S. dollar denominated self-sustaining subsidiaries, is recorded to accumulated other comprehensive income. In a hedge of a net investment in self-sustaining foreign subsidiaries, the portion of the gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in earnings.

The following disclosure will be added to Note 11:

Hedges of net investment in self-sustaining operations:

United States dollar denominated debt of $56.3 million held by an entity with a Canadian dollar functional currency is designated as a hedge against the Company’s exposure for a portion of its net investment in self-sustaining U.S. dollar denominated subsidiaries with a view to reducing the impact of foreign exchange fluctuations. The foreign exchange effect of both the U.S. dollar debt and the net investment in U.S. dollar denominated subsidiaries is

US SEC August 5, 2011	Vitran Corporation Inc.

reported in other comprehensive income. As at December 31, 2010, the Company’s net investment in U.S. dollar denominated subsidiaries totaled $268.9 million (2009 – $318.1 million). No ineffectiveness has been recorded in earnings as the notional amounts of the hedging item equals the portion of the net investment balance being hedged.

Item 9. A Controls and Procedures, page 63

2.	Comment

Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and revise all future filings including your Form 10-Qs for management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). Additionally, please provide us with your proposed revised disclosure.

Response

We represent that the Company’s disclosure controls are effective as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

The following is our revised disclosure as of December 31, 2010. Disclosure consistent with the revised disclosure below will be included in all future filings, including Form 10-Q, as required:

Disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act, are controls and other procedures that are designed to ensure that information required to be disclosed by our Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our Company’s management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. Our CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for our Company.

As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of Company

US SEC August 5, 2011	Vitran Corporation Inc.

management, including our CEO and CFO, of the effectiveness of the design, implementation and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2010.

There have been no significant changes in our internal control over financial reporting, which we define in accordance with Exchange Act Rule 13a-15(f) to include our control environment, control procedures, and accounting systems, or any other factors that could materially affect or are reasonably likely to materially affect our internal control over financial reporting during the 2010 fourth quarter.

Form 10Q for the Quarter Ended March 31, 2011

Item 1 – Financial Statements

Note 4. Acquisitions, page 8

3.	Comment

We note your statement that your acquisition was financed, in part, by a $6.0 million operating lease from a third party. Please further clarify this statement for us.

Response

Vitran acquired selected assets of Milan Express Inc.’s (“Milan”) less-than-truckload business valued at $7.6 million. The assets acquired consisted of tractors, trailers and other capital assets. A majority of the tractors and trailers were financed by Milan with third parties. As part of the purchase, Vitran identified a third party finance company who agreed to consolidate Milan’s financing and provide Vitran a $6.0 million operating lease. The ownership of the assets resides with the finance company and these assets are being leased to Vitran in the form of an operating lease. The lease meets the criteria of an operating lease pursuant to United States GAAP.

Should you have any questions or require additional information, please do not hesitate to contact me at 416-596-7664 x224.

Regards,

/s/Sean Washchuk

Sean P. Washchuk

Vice President Finance &

          Chief Financial Officer

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